The Hague, May 22, 2006

AEGON to highlight growth agenda during Analyst & Investor conference

Today and tomorrow, May 22-23, AEGON is hosting an Analyst & Investor conference in London. The main presentations of the conference will focus on developments within AEGON’s businesses in The Netherlands and the United Kingdom, as well as on AEGON’s expanding platform in Central & Eastern Europe (CEE). The program also includes a number of small group meetings with members of the Executive Board, senior management of various country units and group staff.

“AEGON’s recent first quarter results, which included a notable increase in the value of new business and improvements in our internal rate of return, confirmed that our strategy of growing our business profitably is on track”, said Don Shepard, Chairman of the Executive Board of AEGON N.V. “We are pleased to have an opportunity to interact with investors to discuss the progress we are making in all our markets. We will focus on initiatives and goals that we believe constitute the foundations for AEGON’s continued growth.”

In recent years, AEGON has made substantial progress in establishing a solid basis for further growth in the company’s developing markets in Western Europe, CEE and Asia. While IFRS and embedded value measures do not yet fully reflect the increased diversification of AEGON’s business, the value of new business provides a good indication of future value creation and the increasing international spread of operations. In 2005, total value of new business increased 13% to EUR 550 million. AEGON’s value of new business from Other countries (Asia, CEE and Other Europe) doubled to EUR 140 million in 2005. AEGON’s Other countries contributed 25% of total value of new business for the group in 2005.

AEGON UK

AEGON UK’s strategy is to grow the business profitably by continuing to diversify into higher margin products; adding scale by penetrating new distribution channels; building on our existing capabilities in life, pensions, asset management and distribution; and by further strengthening lines of business that present an opportunity for AEGON in the UK market. Otto Thoresen, CEO of AEGON UK said: “We are excited about the opportunities for growth in the UK market. After the hard work in the past few years we are now emerging as a company which is well placed to transform the business by re-engaging with customers and delivering on an ambitious set of targets.” By 2010, AEGON UK has identified a target of at least 20% for its VNB margin* and an overall market share in life and pensions of at least 10%.

AEGON THE NETHERLANDS

AEGON The Netherlands has made good progress in repositioning the organization in a rapidly changing market. The business has improved its administrative performance and has successfully launched innovative products while retaining competitive cost levels. Johan van der Werf, CEO of AEGON The

*	VNB pre-solvency and pre tax, divided by annualized premium income

Note: This press release includes non-GAAP financial measure: value of new business. Value of new business is not based on IFRS, which are used to report AEGON’s financial statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

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Netherlands said: “Going forward, AEGON The Netherlands will focus on raising the effectiveness and breadth of distribution, taking advantage of the strong position in Group pensions, leveraging the expertise with large corporates in the small and medium size enterprise market and strengthening our position in the individual life market. Together with further cost efficiency improvements, this will lead to increased scale advantages and improved margins.” AEGON The Netherlands’ target is to increase new production by 8-10% per annum and more than double the value of new business by 2010.

AEGON USA

AEGON USA will continue combining administrative functions to improve efficiency, and will continue to focus on shifting the business mix to include a higher percentage of fee-based business. In 2005, AEGON successfully invested in the Transamerica brand with the objective to strengthen Transamerica as a top-5 insurance brand in the US, leading to increased distributor loyalty and higher customer brand awareness. Distribution remains key and AEGON is focused on seamless delivery of products and services while strengthening partnerships with distributors. Pat Baird, CEO of AEGON USA said: “AEGON USA has seen strong results from its growth initiatives in the reinsurance and variable annuity arena. We are also focusing on a number of other growth initiatives, which include retirement services, the underserved middle market, further international expansion of AEGON Direct Marketing and opportunities with the Transamerica Agency Group.” AEGON’s Pension Group (Diversified Investment Advisors and Transamerica Retirement Services) aims to grow its defined contribution and defined benefit pension assets, which amounted to USD 43.8 billion in 2005, by a combined 14-16% per annum on average in the coming 5 years. New production and value of new business for the Pension Group amounted to USD 9.0 billion and USD 31 million respectively in 2005, and are targeted to grow by an average of 11-13% per annum for the years 2006-2010. For the middle market, the value of new business amounted to USD 48 million in 2005. AEGON USA has set a 9-11% per annum growth target for production and value of new business for the middle market until 2010.

AEGON CEE

In Central & Eastern Europe, AEGON has built an excellent basis for further growth. AEGON has a strong market position in Hungary; achieved early success and is experiencing dynamic growth in Poland; is expanding the client base in Slovakia; and has entered the Czech market. Gábor Kepecs, CEO of AEGON CEE said: “AEGON aims to achieve further expansion in the region on a selective basis, taking full advantage of opportunities to leverage AEGON’s global and regional experience.” Over the coming five years, AEGON will focus on expanding multi-channel distribution, maximizing business synergies, sharing best practices across the CEE region and maintaining strong management throughout our companies in the region to serve as a platform for further expansion. AEGON CEE’s objective is to increase its value of new business on average by 20% per annum for the years 2006-2010.

AEGON TAIWAN AND AEGON-CNOOC (CHINA)

The program also features small group meetings with the management of AEGON Taiwan and AEGON-CNOOC. In Taiwan, AEGON achieved significant growth in recent years by leveraging AEGON’s expertise and experience in multi-channel distribution strategies, including agents, brokers, banks, worksite marketing and direct marketing. In 2005, AEGON became the fourth largest foreign life insurance company in Taiwan. AEGON Taiwan is diversifying its product offering and has the objective to achieve 7% market share of new business by 2010.

In China, AEGON’s joint venture with CNOOC has successfully adopted a multi-channel distribution approach and is one of the first insurance companies applying telemarketing techniques.

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AEGON- CNOOC is steadily expanding its operations in the highly populated, wealthy and fast-developing coastal provinces, while at the same time consolidating its presence in the metropolitan markets of Shanghai, where it is headquartered, and Beijing. AEGON-CNOOC was ranked number 9 among the 22 foreign-invested insurance companies in China in 2005 and has the ambition to become one of the top 3 foreign-invested life insurance companies by 2013.

All targets and objectives mentioned above are based on current economic and business assumptions and assume a neutral effect from currency movements.

All of the slides of the presentations will be available on www.aegon.com. The main presentations will be audio cast live. The full program of the conference is as follows (UK time):

MONDAY, MAY 22, 2006

5:00 pm	Welcome and opening conference
Don Shepard, Chairman of the Executive Board

5:15 pm	AEGON’s Business & Strategy in the UK
Otto Thoresen, CEO AEGON UK Mark Laidlaw, CFO AEGON UK

TUESDAY, MAY 23, 2006

7:30 am	Breakfast

8:00 am	AEGON’s Business & Strategy in The Netherlands Johan van der Werf, Member of the Executive Board and CEO AEGON NL Erik van Houwelingen, Management Board AEGON NL

9:30 am	AEGON’s Business & Strategy in Central & Eastern Europe Gábor Kepecs, CEO AEGON CEE

10:30 am	Small group meetings remainder of the day

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

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DISCLAIMERS

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31(0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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